UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                FORM 11-K

                [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                For the fiscal year ended December 31, 1997

                                        OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                        OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from....................to.....................

Commission file number 0-15105


A.  Full title of the plan:

Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Scott & Stringfellow Financial, Inc.
909 East Main Street
Richmond, Virginia 23219

























                        SCOTT & STRINGFELLOW FINANCIAL, INC.
                            EMPLOYEE STOCK PURCHASE PLAN

                                        INDEX


                                                                    Page Number

 FINANCIAL STATEMENTS

                Independent Auditors' Report                                3

		Statements of Financial Condition -
                December 31, 1997 and 1996                                  4

		Statements of Income and Changes in Plan Equity
                Years ended December 31, 1997, 1996, and 1995               5

                Notes to Financial Statements                               6

                Signatures                                                 10

                Exhibit 23 - Consent of Independent Auditors               11
































Independent Auditors' Report


Administrative Committee
Scott & Stringfellow Financial, Inc.
Employee Stock Purchase Plan:


We have audited the accompanying statements of financial condition of the Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan as of December 31, 1997 and 1996, and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.




KPMG PEAT MARWICK LLP


Richmond, Virginia
March 20, 1998




















                        SCOTT & STRINGFELLOW FINANCIAL, INC.
                           EMPLOYEE STOCK PURCHASE PLAN

                         Statements of Financial Condition

                             December 31, 1997 and 1996


                                                        1997         1996
ASSETS

Investment - 231,150 shares in 1997 and 255,929
	shares in 1996 of Scott & Stringfellow
	Financial, Inc. common stock, at fair
 	value (cost of $2,319,077 in 1997 and
        $2,022,607 in 1996 (note 7))                $ 5,894,325     3,284,416
Cash in trust                                             7,523       215,191
Dividends and interest receivable                        19,693        19,465
Receivable from Scott & Stringfellow
        Financial, Inc. (note 3)                          1,328        11,348

        Total assets                                $ 5,922,869     3,530,420

LIABILITIES AND PLAN EQUITY

Due to Scott & Stringfellow
        Financial, Inc. (note 3)                    $      -          144,723

Plan equity                                           5,922,869     3,385,697

        Total liabilities and plan equity           $ 5,922,869     3,530,420



See accompanying notes to financial statements.

















SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity

Years ended December 31, 1997, 1996 and 1995



                                                        1997     1996     1995

Investment income:

Dividend income on Scott & Stringfellow
        Financial, Inc. common stock               $  74,322    74,310    43,408
Interest                                               8,693     4,483     3,157
Unrealized appreciation in
 fair value of Scott & Stringfellow
 Financial, Inc. common stock (note 4)             2,313,440   886,030   316,956
Realized gains on sales and distributions
 of investments in Scott & Stringfellow
 Financial, Inc. common stock (note 5)             1,057,923    72,778    15,509

        Total investment income                    3,454,378 1,037,601   379,030

Participant contributions                          1,027,942   825,364   549,268

Participant withdrawals                           -1,945,148  -218,912  -106,112

        Net increase in plan equity                2,537,172 1,644,053   822,186

Plan equity - beginning of year                    3,385,697 1,741,644   919,458

Plan equity - end of year                         $5,922,869 3,385,697 1,741,644



See accompanying notes to financial statements.










SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 1997, 1996 and 1995


(1)   Description of the Plan and Significant Accounting Policies

General

The Scott & Stringfellow Financial, Inc. Employee Stock Purchase Plan (the 'Plan') covers all full time and some qualified part-time employees ('Participants') of Scott & Stringfellow Financial, Inc. (the 'Company') and its subsidiaries. The Company believes that the Plan is not presently subject to the provisions of the Employee Retirement Income Security Act of 1974.
The Plan is administered by a committee appointed by the Board of Directors of Scott & Stringfellow Financial, Inc. ('Administrative Committee'). The Trustee of the plan is Mellon Bank, N.A. ('Trustee'). The Trustee may acquire share of Company stock from the Company or, if directed by the Administrative Committee, by purchase on the open market. The Company has reserved 441,000 shares of its common stock for issuance and purchase by employees under the Plan.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, interest and dividend income are recognized as earned; Plan contributions and withdrawals are recognized when incurred;
and realized gains or losses on sales and distributions of investments and unrealized appreciation or depreciation of investments are recognized as they occur.

Investments

Marketable investments, including the Plan's investment asset, common stock of Scott & Stringfellow Financial, Inc., are stated at estimated fair value as determined by the Plan's Trustee (generally based upon quoted market prices). Purchases and sales of investments are recorded as of the trade date. The cost of investments sold or distributed from each Participant's account is based on the first-in, first-out method.

Federal Income Taxes

The Plan is intended to qualify as an employee stock purchase plan under section 423 of the Internal Revenue Code of 1986, as amended (Section 423). Under
Section 423, neither the Plan nor its participants will incur federal income tax as a result of purchasing Scott & Stringfellow Financial, Inc. common stock under the Plan at not less than 85% of fair market value. Interest and dividend income of the Plan allocated to the Participants are taxed directly to the Participants. Participants disposing of the common stock acquired under the Plan will recognize capital gain or loss and may also have ordinary income under the circumstances specified by Section 423.

(2) Summary of Significant Provisions of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Contributions

Participants may contribute a minimum of $75 per calendar quarter and a maximum of 15% of quarterly base compensation, subject to the annual purchase limitation of Section 423. During 1997, this limitation was $25,000. All Participant contributions, including reinvestment of dividend and interest income, are invested in the common stock of Scott & Stringfellow Financial, Inc. at 85% of the fair market value, as defined, of the shares on each investment date, which is the last business day of each calendar quarter on which shares of the common stock are traded over-the-counter. Company contributions are made to the Plan equal to the difference between Participant contributions and the purchase price of Scott & Stringfellow Financial, Inc. common stock when shares are purchased in the open market. There were no Company contributions in 1997, 1996 and 1995.

Participant Accounts

Each Participant's account ('Account') is credited with an allocation of shares purchased with the Participant's and Company's contributions and reinvested dividend and interest income allocable to the shares maintained in the
Participant's Account.   Participants are immediately 100% vested in their
Account.   As of December 31, 1997 there were 236 employees participating in the plan.

Withdrawals and Sales

Participants may withdraw from the Plan at any time and may direct the Trustee to either sell or withdraw the shares held in their Account. Participants may make partial withdrawals once per calendar year. Proceeds of shares sold, less expenses of the sale and any required income tax withholding, are remitted to the withdrawing Participant.

Plan Termination

The Plan shall terminate when there are no remaining shares of the Company's common stock reserved for the Plan or at any time at the discretion of the Company's Board of Directors.

(3) Receivable From and Due to Scott & Stringfellow Financial, Inc.

The amounts receivable from Scott & Stringfellow Financial, Inc. at December 31, 1997 and 1996 totaling $1,328 and $11,348, respectively, represent amounts due as a result of sales of shares of Scott & Stringfellow Financial, Inc. common stock by Participants.

Amounts due to Scott & Stringfellow Financial, Inc. at December 31, 1996 totaling $144,723 represents the amount due for the purchase of 12,612 shares of Scott & Stringfellow Financial, Inc. common stock. The common stock was acquired at an average per share cost of $11.47. In 1997, the common stock was acquired at an average per share cost of $19.89.

(4) Unrealized Appreciation in Fair Value of Investments

During 1997, 1996 and 1995, the Plan's investment in Scott & Stringfellow Financial, Inc. common stock appreciated as follows:

                                                 Year ended December 31,
                                                  1997      1996      1995
Unrealized appreciation, end of year        $ 3,575,248  1,261,808    375,778
Unrealized appreciation, beginning of year    1,261,808    375,778     58,822

Increase in unrealized
 appreciation                               $ 2,313,440    886,030    316,956

Unrealized appreciation includes the increase in value to Participants as a result of the purchase of shares at 85% of fair market value.

(5)  Realized Gains on Sales and Distributions

The aggregate cost and proceeds/market value relating to realized gains Scott & Stringfellow Financial, Inc. common stock were as follows:

                                        Proceeds/fair
                                      value at date of                 Realized
                                     sale/distribution       Cost        gains
Year ended December 31, 1997:

Sale of common stock                    $   126,634         61,158       65,476
Distribution of common stock to
 Participants                             1,587,760        595,313      992,447
 Total                                  $ 1,714,394        656,471    1,057,923

Year ended December 31, 1996:

Sale of common stock                    $   204,075        147,371       56,704
Distribution of common stock to
 Participants                                90,567         74,493       16,074
 Total                                  $   294,642        221,864       72,778

Year ended December 31, 1995:

Sale of common stock                    $    30,073         25,674        4,399
Distribution of common stock to
 Participants                                59,489         48,379       11,110
 Total                                  $    89,562         74,053       15,509



(6)  Administrative Expenses

Under the Plan, expenses incurred in the purchase of shares and the expenses of the Trustee are payable by the Company. Expenses incurred in the sale of shares for a withdrawing participant are netted from the proceeds of such sale. All other administrative expenses of the Plan are the responsibility of the Plan. However in 1997, 1996 and 1995, the Company elected to pay for all administrative expenses of the Plan.

(7)  Stock Split

Common share amounts for 1996 have been adjusted to reflect a 3:2 stock split effected in the form of a 50% stock dividend distributed on May 6, 1997, to Plan participants of record on April 18, 1997.






SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCOTT & STRINGFELLOW FINANCIAL, INC.
EMPLOYEE STOCK PURCHASE PLAN

By:                                             Date:

/s/ Diann D. Fox                                March 30, 1998
Diann D. Fox
Plan Administrator